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                   [New England Bancshares, Inc. Letterhead]


                                  June 9, 2006



VIA EDGAR
---------

Mr. Todd Schiffman
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

RE:      NEBS Bancshares, Inc.
         Registration Statement on Form SB-2
         File No. 333-128277

Dear Mr. Schiffman:

         In connection with our filing of the registration statement referenced above, the Staff requested clarification on our determination that New England Bancshares, Inc.'s (formerly NEBS Bancshares, Inc.) (the "Company") investment in the Ultra Short Mortgage Fund and the Ultra Short Fund (collectively, the "Funds") was "temporarily impaired." Our response dated November 10, 2005, advised the Staff how we determined that these investments should be accounted for as temporarily impaired. Additionally, the Company updated the Staff, in a letter dated April 28, 2006, as to its current determination of the investments in question. In response to that letter, the registrant had a conference call with Donald Walker and Nancy Maloney on June 8, 2006, the details of which are discussed below.

         In preparing the Company's financial statements for the year ended March 31, 2006, management determined that its investment in the Funds was "temporarily impaired." As stated in the previous letter, this determination was based on the following criteria:

         1. The length of the time and the extent to which the market value has been less than cost;
         2.      The financial condition and near-term prospects of the issuer;
                 and
         3. The intent and ability of the holder to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value.

         During the June 8, 2006 conference call, the Staff informed the Company that they did not take issue with the "temporarily impaired" determination. However, it was agreed upon that the Company will continue to assess whether the investments are temporarily impaired at the end of each quarter and that such assessment will be reviewed by the Company's independent auditors. In addition, the Company agreed to include in the notes to its financial statements the

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Mr. Todd Schiffman
U.S. Securities and Exchange Commission
June 9, 2006
Page 2

Company's methodology for determining whether an investment is other than temporarily impaired, including a discussion of the three criteria above and the severity of the unrealized losses.

         If you have any questions concerning this submission, please telephone the undersigned at (860) 253-4021.

                                           Very truly yours,

                                           /s/ David J. O'Connor

                                           David J. O'Connor
                                           President and Chief Executive Officer


DJO/ng
Enclosures
cc:      Donald Walker, Securities and Exchange Commission
         Joyce Sweeney, Securities and Exchange Commission
         Nancy Maloney, Securities and Exchange Commission
         Scott D. Nogles, New England Bancshares, Inc.
         Lawrence M.F. Spaccasi, Esq., Muldoon Murphy & Aguggia, LLP Scott A. Brown, Esq., Muldoon Murphy & Aguggia, LLP
         John D. Marsh, Shatswell, MacLeod & Company, P.C.